SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A25
(Amendment No. 25)

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

75886X 10 8
(CUSIP Number)

Marino Zigrossi
Managing Director
Essetifin S.p.A.

Via Sudafrica, 20

Rome, RM 00144

Italy
+39 06 5427711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Essetifin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 51,521,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 51,521,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,521,189
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2% (based on 143,446,788 shares of Common Stock outstanding as of June 30, 2021 (after giving effect to the shares issued in the Private Placement), plus 9,446,920 shares issuable upon exercise of the Notes, plus 7,085,189 shares issuable upon exercise of the Warrants)

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 55,271,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 55,271,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,271,189
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.1% (based on 143,446,788 shares of Common Stock outstanding as of June 30, 2021 (after giving effect to the shares issued in the Private Placement), plus 9,446,920 shares issuable upon exercise of the Notes, 7,085,189 shares issuable upon exercise of the Warrants, plus 2,250,000 shares issuable upon exercise of the 2021 Warrants)

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Enrico Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 51,521,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 51,521,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,521,189
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2% (based on 143,446,788 shares of Common Stock outstanding as of June 30, 2021 (after giving effect to the shares issued in the Private Placement), plus 9,446,920 shares issuable upon exercise of the Notes, plus 7,085,189 shares issuable upon exercise of the Warrants)

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Francesca Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 51,521,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 51,521,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,521,189
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2% (based on 143,446,788 shares of Common Stock outstanding as of June 30, 2021 (after giving effect to the shares issued in the Private Placement), plus 9,446,920 shares issuable upon exercise of the Notes, plus 7,085,189 shares issuable upon exercise of the Warrants)

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Silvia Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 51,521,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 51,521,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,521,189
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2% (based on 143,446,788 shares of Common Stock outstanding as of June 30, 2021 (after giving effect to the shares issued in the Private Placement), plus 9,446,920 shares issuable upon exercise of the Notes, plus 7,085,189 shares issuable upon exercise of the Warrants)

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Martina Cavazza Preta
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 51,521,189
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 51,521,189
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,521,189
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2% (based on 143,446,788 shares of Common Stock outstanding as of June 30, 2021 (after giving effect to the shares issued in the Private Placement), plus 9,446,920 shares issuable upon exercise of the Notes, plus 7,085,189 shares issuable upon exercise of the Warrants)

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Aptafin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,750,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,750,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6% (based on 143,446,788 shares of Common Stock outstanding as of June 30, 2021 (after giving effect to the shares issued in the Private Placement), plus 2,250,000 shares issuable upon exercise of the 2021 Warrants)

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Apta Finance SA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,750,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,750,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6% (based on 143,446,788 shares of Common Stock outstanding as of June 30, 2021 (after giving effect to the shares issued in the Private Placement), plus 2,250,000 shares issuable upon exercise of the 2021 Warrants)

(14)	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 25 by Essetifin S.p.A., an Italian corporation (“Essetifin”), Paolo Cavazza, an Italian citizen, Enrico Cavazza, an Italian citizen, Francesca Cavazza, an Italian citizen, Silvia Cavazza, an Italian citizen, Martina Cavazza Preta, an Italian citizen, Aptafin S.p.A., an Italian corporation (“Aptafin”), and Apta Finance SA, a Luxembourg entity (“Apta Finance”) (together with Essetifin, Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza, Martina Cavazza Preta, and Aptafin, the “Reporting Parties”), amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003 (the “Schedule 13D”), with respect to the common stock, $0.001 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 15245 Shady Grove Road, Suite 470, Rockville, MD 20850.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended as follows:

This Schedule 13D is being filed jointly on behalf of Paolo Cavazza, Essetifin, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza, Martina Cavazza Preta, Aptafin and Apta Finance. Each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta, directly and indirectly, owns 15% of Essetifin.

Paolo Cavazza directly and indirectly owns 40% of Essetifin. In addition, Paolo Cavazza owns 99% of the equity interests of Apta Finance, which in turn owns all of the equity interests of Aptafin. The business address of Aptafin is Viale Shakespeare, 47, Rome, Italy 00144, and the business address of Apta Finance SA is 26, Boulevard Royal, Luxembourg, Luxembourg. The principal business of each of Aptafin and Apta Finance is acting as an investment holding company. The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of Aptafin and Apta Finance are set forth in Schedule A hereto. None of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On June 30, 2021, pursuant to a Purchase Agreement (the “Agreement”), between the Issuer and Aptafin, which was entered into as of June 28, 2021, Aptafin agreed to purchase 1,500,000 shares of Common Stock and warrants to acquire shares of Common Stock for an aggregate purchase price of $300,000. The shares of Common Stock and warrants purchased by Aptafin were part of a private placement conducted by the Issuer (the “Private Placement”). The $300,000 purchase price for such shares of Common Stock and warrants was paid from Aptafin’s working capital.

Aptafin received two warrants as part of the Private Placement, one of which is exercisable, in whole or in part, at any time and from time to time, from June 30, 2021 through June 30, 2023, for up to 1,125,000 shares of Common Stock of the Issuer at an exercise price of $0.24 per share, and one of which is exercisable, in whole or in part, at any time and from time to time, from June 30, 2021 through June 30, 2026, for up to 1,125,000 shares of Common Stock of the issuer at an exercise price of $0.28 per share (collectively, the “2021 Warrants”).

Copies of the Agreement, the form of 2021 Warrant are filed as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The purpose of purchasing the shares of Common Stock and 2021 Warrants in the Private Placement was to provide funds for the Issuer’s general corporate purposes.

Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of June 30, 2021, the Reporting Parties (other than Paolo Cavazza, Aptafin and Apta Finance) are the beneficial owners of 51,521,189 shares of Common Stock, representing 32.2% of the Issuer’s outstanding Common Stock, based on 143,446,788 shares of Common Stock outstanding as of June 30, 2021 (after giving effect to the shares issued in the Private Placement), plus 9,446,920 shares issuable upon exercise of the Notes, plus 7,085,189 shares issuable upon exercise of the Warrants.

As of June 30, 2021, each of Aptafin and Apta Finance is the beneficial owner of 3,750,000 shares of Common Stock, representing 2.6% of the Issuer’s outstanding Common Stock, based on 143,446,788 shares of Common Stock outstanding as of June 30, 2021 (after giving effect to the shares issued in the Private Placement), plus 2,250,000 shares issuable upon exercise of the 2021 Warrants.

As of June 30, 2021, Paolo Cavazza is the beneficial owner of 55,271,189 shares of Common Stock, representing 34.1% of the Issuer’s outstanding Common Stock, based on 143,446,788 shares of Common Stock outstanding as of June 30, 2021 (after giving effect to the shares issued in the Private Placement), plus 9,446,920 shares issuable upon exercise of the Notes, 7,085,189 shares issuable upon exercise of the Warrants, plus 2,250,000 shares issuable upon exercise of the 2021 Warrants.

(b) The number of shares of Common Stock as to which each of the Reporting Parties has the sole power to vote or direct the vote is zero. Voting power over the 51,521,189 shares of Common Stock held by Essetifin is shared by Paolo Cavazza, Enrico Cavazza, Silvia Cavazza, Francesca Cavazza and Martina Cavazza Preta. Each of the foregoing disclaims beneficial ownership of all shares of Common Stock held by Essetifin except to the extent of any pecuniary interest therein. Voting power over the 3,750,000 shares of Common Stock (including shares issuable upon exercise of the 2021 Warrants) directly held by Aptafin is shared by Apta Finance and Paolo Cavazza. The number of shares of Common Stock as to which each of the Reporting Parties has the sole power to dispose or direct the disposition is zero. Dispositive power over the 51,521,189 shares of Common Stock held by Essetifin is shared by Paolo Cavazza, Enrico Cavazza, Silvia Cavazza, Francesca Cavazza and Martina Cavazza Preta. Each of the foregoing disclaims beneficial ownership of all shares of Common Stock held by Essetifin except to the extent of any pecuniary interest therein. Dispositive power over the 3,750,000 shares of Common Stock (including shares issuable upon exercise of the 2021 Warrants) directly held by Aptafin is shared by Apta Finance and Paolo Cavazza.

(c) See Items 3 and 4 above.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

1.	Joint Filing Agreement.

2.	Securities Purchase Agreement, dated as of June 28, 2021, by and between the Issuer and Aptafin S.p.A.

3.	Form of 2021 Warrant.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: July 2, 2021

ESSETIFIN S.P.A.

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date: July 2, 2021

PAOLO CAVAZZA

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Enrico Cavazza is true, complete and correct.

Date: July 2, 2021

ENRICO CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Francesca Cavazza is true, complete and correct.

Date: July 2, 2021

FRANCESCA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Silvia Cavazza is true, complete and correct.

Date: July 2, 2021

SILVIA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Martina Cavazza Preta is true, complete and correct.

Date: July 2, 2021

MARTINA CAVAZZA PRETA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: July 2, 2021

APTAFIN S.P.A.

	By:	/s/ Emanuela Belletti
Name: Emanuela Belletti
Title: CEO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: July 2, 2021

APTA FINANCE SA

	By:	/s/ Tiffany Halsdorf
Name: Tiffany Halsdorf
Title: Director

By:	/s/ Giorgio Bianchi
Name: Giorgio Bianchi
Title: Director

**	Power of attorney was previously filed with Securities and Exchange Commission as an exhibit to the Form 3/A filed on October 4, 2017, with respect to the common stock of Fennec Pharmaceuticals, Inc.

SCHEDULE A

Aptafin S.p.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Aptafin S.p.A. are set forth below:

1.	(a) Andrea Dini, (b) Viale Shakespeare, 47, Rome, Italy, (c) chairman of the board of directors and consultant at Aptafin S.p.A., Viale Shakespeare, 47, Rome, Italy and (d) Italian.

2.	(a) Emanuela Belletti, (b) Viale Shakespeare, 47, Rome, Italy, (c) CEO and employee at Aptafin S.p.A., Viale Shakespeare, 47, Rome, Italy, and (d) Italian.

3.	(a) Gianni Angelo Masera, (b) Corso Elvezia 9, 6900 Lugano, Switzerland, (c) lawyer at Masera & Della Casa SA, Palazzo Elvezia, Corso Elvezia 9, 6900 Lugano, Switzerland and (d) Swiss.

4.	(a) Maurizio Martinetti, (b) Piazza dei Caprettari, 70, Rome, Italy, (c) lawyer at MGM – Studio Legale, Piazza dei Caprettari, 70, Rome, Italy and (d) Italian.

5.	(a) Massimo Gentile, (b) Viale Umberto Tupini, 116, Rome, Italy, (c) business consultant, Viale Umberto Tupini, 116, Rome, Italy, and (d) Italian.

Apta Finance SA

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Apta Finance SA are set forth below:

1.	(a) Giorgio Bianchi, (b) 26, Boulevard Royal, Luxembourg, Luxembourg, (c) director at Apta Finance S.A., 26, Boulevard Royal, Luxembourg, Luxembourg and (d) Italian.

2.	(a) Tiffany Halsdorf, (b) 26, Boulevard Royal, Luxembourg, Luxembourg, (c) director at Apta Finance S.A., 26, Boulevard Royal, Luxembourg, Luxembourg and (d) French.

3.	(a) Emilio Martinenghi, (b) Via alla Campagna 2A, CH-6904 Lugano, Switzerland, (c) consultant at Wullschleger Martinenghi Manzini Gestioni Patrimoniali SA, Via alla Campagna 2A, CH-6904 Lugano, Switzerland and (d) Swiss.